EXHIBIT 99.1

Fury Announces Upsized C$18 Million Brokered Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Sept. 22, 2025 (GLOBE NEWSWIRE) -- FURY GOLD MINES LIMITED (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that, in connection with its previously announced private placement financing (the “Offering”), it has entered into an amended agreement with Haywood Securities Inc., on behalf of itself and a syndicate of agents (collectively, the “Agents”) to increase the size of the Offering to: (i) up to 9,915,000 national charity flow-through units (the “Charity FT Units”) at a price per Charity FT Unit of C$1.21; and (ii) up to 6,003,000 traditional flow-through shares (the “Traditional FT Shares”) at a price per Traditional FT Share of C$1.00, for total aggregate gross proceeds of up to C$18,000,150. In addition, the amended agreement reflects removal of the previously announced over-allotment option.

Each Traditional FT Share will be a common share of the Company (a “Share”) that will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada). Each Charity FT Unit will consist of one Share of the Company that will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “Charity FT Share”) plus one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will also qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada). Each whole Warrant will entitle the holder thereof to purchase one Share (each, a “Warrant Share”) at an exercise price of C$1.20 for 24 months following completion of the Offering. The Warrant Shares will not qualify as “flow-through shares” within the meaning of the Income Tax Act (Canada).

The Charity FT Units and Traditional FT Shares will be offered to purchasers pursuant to the listed issuer financing exemption (“LIFE Exemption”) under Part 5A of NI 45-106 in all of the provinces of Canada, excluding Québec, and therefore will not be subject to resale restrictions pursuant to applicable Canadian securities laws.

There is an amended offering document related to the Offering (the “LIFE Offering Document”) that can be accessed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.furygoldmines.com. Prospective investors should read this offering document before making an investment decision.

The gross proceeds of the Offering will be used by the Company to incur “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as such terms are defined in the Income Tax Act (Canada)(the “Qualifying Expenditures”) on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers of the Charity FT Units and the Traditional FT Shares effective on or before December 31, 2025. The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company’s Eau Claire and Committee Bay projects, as detailed in the LIFE Offering Document.

The Offering is scheduled to close on or about October 10, 2025, subject to customary closing conditions, including receipt of all necessary approvals including the approval of the Toronto Stock Exchange (“TSX”) and the NYSE American LLC. The Company has agreed to pay the Agents a cash commission of up to 6% of the gross proceeds raised under the Offering.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the amount of the proceeds of the Offering, closing date of the Offering, proposed use of proceeds of the Offering and the tax treatment of the Traditional FT Shares and Charity FT Units. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the Traditional FT Shares and Charity FT Units, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in  our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.